UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant’s name into English)

                        #1205- 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

(Registrant)

Date: July 29, 2004

By

“Jeannine P.M. Webb”

                           Jeannine PM Webb, Chief Financial Officer

and Corporate Secretary

Canadian Empire Exploration Corp 1205- 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #04-04 July 29, 2004	TSX Venture Exchange: CXP

CANADIAN EMPIRE ACQUIRES BARRINGTON COPPER-GOLD PROPERTY

Canadian Empire Exploration Corp. (“Canadian Empire”) has recently acquired the Barrington copper-gold porphyry property located in northwestern British Columbia.  The Barrington Property measures approximately 8 kilometres by 3 kilometres, and covers 7 known prospects of copper-gold mineralization associated with the border phase of a six kilometre oval-shaped alkaline porphyry intrusion.

Chip sampling by the vendor over a 90 by 100 metres area yielded average assay values of 0.63% copper, 0.68 g/t gold and 12 g/t silver within a quartz sheeted vein system at the Discovery Prospect.  Chip sampling of quartz veins in the Bonanza Prospect reported grades to 29.0 g/t gold over 1.0 metre.  A single drill hole collared at the Discovery Prospect by a prior worker did not reach target depth.  All other prospects within the Barrington property have not seen prior drilling.

The combination of widespread porphyry copper-gold style mineralization associated with a multi-phase alkaline intrusion suggests opportunity for drill-defining zones of copper-gold mineralization.  Canadian Empire plans to initiate a drilling program in early September.

Subject to TSX Venture Exchange (the “Exchange”) approval, Canadian Empire has the option to earn a 100% interest in the Barrington Property by making staged cash payments totaling $150,000 ($5,000 paid), issuing in stages 250,000 shares, and completing exploration expenditures of $500,000 on or before June 1, 2008.  The property vendor will retain a 2% NSR, of which Canadian Empire will have the right to buy down 1% for $1.0 million.  Effective June 1, 2009, the underlying vendor will receive the greater of an advance royalty of $5,000 annually or the specified NSR.  Subject to Exchange approval and in accordance with Exchange Policy 5.1, Canadian Empire will pay a finder’s fee of $1,000 and 5,000 shares in the capital of Canadian Empire to an arm’s length individual.

With approximately C$820,000 in its treasury and 28,900,000 shares issued, Canadian Empire plans to drill a minimum of three projects in 2004.

“Wayne J. Roberts”

Wayne J. Roberts

VP, Exploration

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.